Exhibit 99.1

S&P Global Ratings Maalot Confirms Ratings of
Sapiens and its Series B Debentures as “ilAA-” with a
Stable Outlook/ “ilAA-”

Rochelle Park, NJ, July 9, 2024 – Sapiens International Corporation (Nasdaq and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Ma’alot S&P Global (a part of the global rating firm Standard & Poor’s Financial Services LLC) (“Ma’alot”) has confirmed the long-term issuer rating for Sapiens as “ilAA-”, with stable outlook, while also confirming the rating for Sapiens’ Series B Debentures as “ilAA-”.

The Series B Debentures are traded on the Tel Aviv Stock Exchange (“TASE”) and were offered in Israel pursuant to Sapiens’ Israeli shelf prospectuses filed with the Israeli Securities Authority in September 2017 and June 2020.

Mr. Roni Al-Dor, President & CEO of Sapiens, commented: “Sapiens continues to achieve long-term success in realizing revenue growth, increasing profitability and generating strong cash flow. The rating confirmation reflects the ongoing confidence of the market and experts in Sapiens. Sapiens is well known in the market for its long-term track record of growth in both revenue and profit.

Maalot’s official rating report, in Hebrew, was submitted by Maalot to the Israel Securities Authority and the Tel Aviv Stock Exchange. For convenience, the English translation of Maalot’s rating report can be found by clicking here. The Company is also submitting a report on Form 6-K that attached this press release (with the link to the English translation of Maalot’s report) to the U.S. Securities and Exchange Commission.

This announcement shall not constitute a solicitation or an offer to buy any securities.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Media and Investors’ Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

www.sapiens.com